EXHIBIT 11(a)(17)
                                                        -----------------

   FOR IMMEDIATE RELEASE

   FOR FURTHER INFORMATION, CONTACT:

   INVESTORS:     Dennis Senchak      Rae Kozlowski       Wendy Wilson
                  NiSource Inc.       NiSource Inc.       Hill & Knowlton
                  219-647-6085        219-647-6083        312-255-3033

   MEDIA:         Maria Hibbs         Larry Larsen
                  NiSource Inc.       Hill & Knowlton
                  219-647-6201        312-255-3084

   NISOURCE ASKS COLUMBIA CEO TO CORRECT MISLEADING STATEMENTS

      Failed to Mention "Golden Parachutes," Made False and Misleading
        Statements About NiSource Offer on Columbia's Second Quarter
                               Conference Call

        Merrillville, Ind., July 19, 1999   NiSource Inc. (NYSE: NI)
   today announced that it believes Columbia Energy Group Chairman, President and Chief Executive Officer Rick Richard made false and misleading statements on its second quarter earnings conference call on July 15, 1999.

        Gary Neale, NiSource's Chairman, President and Chief Executive Officer, in a letter to Richard charged that he and Columbia's Chief Financial Officer, Mike O'Donnell, repeatedly mischaracterized the financing for NiSource's offer.

        Neale also pointed out that Richard had failed to inform
   Columbia's shareholders that the day prior to the conference call their Board had substantially increased the "golden parachutes" for Richard and two other senior executives, and approved new parachutes for 27 other Columbia managers.

        "Rick, in the interest of communicating openly and honestly to your shareholders, I must ask why you did not discuss your board's approval of a package of "golden parachutes" covering you and 27 other executives and costing Columbia shareholders tens of millions of dollars, the day BEFORE the conference call," Neale said. "Surely your shareholders deserve to know that on top of the resources that you are devoting to resisting our meeting, you are willing to enrich yourselves at the expense of your shareholders and your customers in the event of a change of control."






   The text of the letter follows:

   Dear Rick:

   As Columbia's CEO, you have a responsibility to not mislead your shareholders and to present fairly the facts of our offer and your actions.

   For that reason, I was distressed to hear that you and your chief financial officer, Mike O'Donnell, repeatedly mischaracterized the financing for our offer on your second quarter earnings conference call last Thursday, creating a false impression that you then made no effort to correct.

   As you know, more than half of your investors have already expressed to us their desire that we meet to discuss our $68 cash offer, which we have said repeatedly that we are more than willing to raise if you negotiate with us.

   Yet, in response to direct questions from two of your largest investors, you and your CFO avoided the truth, saying you refused to meet with us because of the so-called risk that Columbia shareholders will not get the cash due to the "huge equity takeout required to do the financing."

   This explanation is absurd. We have openly and often stated to you that we have fully committed financing in place for our offer from Credit Suisse First Boston and Barclays Bank PLC. Columbia shareholders will receive $68 cash from NiSource, subject only to the execution of a merger agreement and usual regulatory approvals, which we believe can be completed within six to nine months if we work together. Columbia shareholders would be paid in full at the time of closing. You know full well that any requirement for equity would occur as part of a refinancing after the merger.

   For you to state to your shareholders that this is the sole reason for not meeting with us is disingenuous and misleading. Therefore, I expect you to publicly correct this false statement.

   At the same time, in the interest of communicating openly and honestly to your shareholders, I must ask why you did not bring to their attention that your board substantially increased your and two other senior executives' "golden parachutes" and approved "golden parachutes" covering 27 members of your executive team. These enrichments, which will cost Columbia shareholders tens of millions of dollars, were approved by your board the day BEFORE the conference call. On their behalf, we call on you to provide the necessary information to enable shareholders to calculate the true cost of these increases.




   Surely Columbia's shareholders deserve to know that on top of the resources that you are devoting to resisting our meeting, you are willing to redirect resources from shareholders to management in the event that there is a change of control.

   Rick, we have said many times that we are prepared to increase our offer if we have the opportunity to meet with you. We believe there is a place for your talented team in our organization. But, rather than endlessly repeating that our offer is for the "wrong company at the wrong price at the wrong time," I urge you to heed the wishes of your investors and do what you committed to on the call, namely, "consider this strategic transaction that will bring significant value to your shareholders."

   Sincerely,


   Gary Neale

        NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. Further information on the company may be accessed on the Internet at www.nisource.com.

        This release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its August 6, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.

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